Exhibit 99.1

Michael Kors Holdings Limited Announces Third Quarter Fiscal 2012 Results

Third Quarter Total Revenue Increased 68% to $373.6 million;

Comparable Store Sales Increased 38%;

Third Quarter Diluted EPS of $0.20

Hong Kong — February 14, 2012 — Michael Kors Holdings Limited (NYSE : KORS) (the “Company”) today announced its financial results for the third quarter fiscal 2012 ended December 31, 2011.

For the third quarter ended December 31, 2011:

•	Total revenue for the third quarter increased 67.9% to $373.6 million from $222.5 million in the third quarter of fiscal 2011.

•

Retail net sales increased 82.8% to $199.4 million driven by 75 new store openings since the end of the third quarter of last year and a 38.0% increase in comparable stores sales. Wholesale net sales increased 55.0% to $154.6 million and royalty revenue increased 44.0% to $19.6 million.

•	Gross profit for the quarter increased 75.1% to $221.9 million, and as a percentage of total revenue gross profit was 59.4% for the quarter as compared to 57.0% in the third quarter of fiscal 2011.

•

Operating income for the quarter increased 43.7% to $64.6 million as compared to $44.9 million in the third quarter of fiscal 2011. As a percentage of total revenue operating income was 17.3% as compared to 20.2% in the third quarter of fiscal 2011. Operating income for the third quarter fiscal 2012 included a $15.9 million equity compensation charge associated with equity grants for periods prior to the third quarter and $5.2 million in expenses associated with the Company’s initial public offering (“IPO”). Excluding these charges, operating income for the quarter was $85.7 million and as a percentage of total revenue was 22.9%.

•

Net income was $39.0 million or $0.20 per diluted share based on a weighted average diluted share count of 193.6 million. Excluding the aforementioned equity compensation charge and IPO-related expenses, net income was $53.6 million or $0.28 per diluted share. This compares to $27.8 million or $0.16 per diluted share based on 179.2 million in weighted average diluted shares in the third quarter of fiscal 2011.

•

The Company opened 28 new retail stores during the third quarter of fiscal 2012. At December 31, 2011, the Company operated 231 retail stores, including concessions, compared to 156 retail stores at the end of the same prior-year period.

John Idol, the Company’s Chairman and Chief Executive Officer, commented, “We are pleased with our third quarter sales and earnings growth. Our results were driven by strong performance across each of our retail, wholesale and licensing segments. Our North American comparable store sales growth was 38.0% over the third quarter of last year. These results reflect the strong demand for the Michael Kors luxury brand, our exciting assortment of fashion merchandise and our exceptional jet-set in-store experience. Along with sustaining strong comparable store sales results in North America, we also delivered significant growth in our wholesale segment. In Europe, revenues tripled in the third quarter as a result of a 34.4% comparable store sales increase over last year, in addition to strong performance in the wholesale operations. In Japan, we are cautiously encouraged by our results for this business which is in the start-up phase. Licensing revenue grew 44.0% due to strong sales of our products during the holiday season led by the Michael Kors watch line. We are uniquely positioned to continue to build our global, luxury lifestyle brand and we have tremendous opportunity for growth.”

For the first nine months ended December 31, 2011:

•	Total revenue for the first nine months increased 63.7% to $922.3 million from $563.3 million in the same period of fiscal 2011.

•	Gross profit for the first nine months increased 71.2% to $534.0 million, and as a percentage of total revenue gross profit increased to 57.9% as compared to 55.4% in the same period of fiscal 2011.

•

Operating income for the first nine months increased 79.2% to $168.8 million, and as a percentage of total revenue was 18.3% compared to 16.7% of total revenue in the same period of fiscal 2011. Excluding a $10.6 million equity compensation charge associated with equity grants for periods prior to the nine month period, $5.2 million in expenses associated with the Company’s IPO, and a $10.7 million charge related to the employee stock option redemption associated with the private placement, operating income for the first nine months of fiscal 2012 was $195.3 million or 21.2% as a percentage of total revenue.

•

Net income for the first nine months of fiscal 2012 was $103.8 million or $0.56 per diluted share based on 186.8 million weighted average diluted shares outstanding. Excluding the aforementioned charges, net income was $121.8 million or $0.65 per diluted share. Net income for the first nine months of fiscal 2011 was $55.1 million or $0.31 per diluted share based on 179.2 million weighted average diluted shares outstanding.

Outlook

For the fourth quarter of fiscal 2012, the Company expects total revenue to be in the range of $350 million to $355 million. Diluted earnings per share are expected to be in the range of $0.10 to $0.12 for the quarter. This assumes 197.0 million diluted weighted-average shares outstanding and a 40% tax rate.

For fiscal 2012, the Company expects total revenue to be in the range of $1.27 billion to $1.28 billion. Excluding the effect of the aforementioned one-time charges, which impacted diluted earnings per share by $0.09, diluted earnings per share are expected to be in the range of $0.74 to $0.76 for the year. This assumes 190.0 million diluted weighted-average shares outstanding and a 40% tax rate.

Conference Call Information

A conference call to discuss third quarter results is scheduled for today, February 14, 2012 at 8:00 a.m. EST. A replay of the call will be available today at 11:00 a.m. EST; to access the replay, dial 1-877-870-5176 for domestic callers or dial 1-858-384-5517 for international callers and enter access code 2712242. The conference call will also be webcast live in the investor relations section of www.michaelkors.com. The webcast will be accessible on the website for approximately 90 days after the call.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are located in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1 (File No. 333-178282).

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

Schedule 1

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Net sales	$353,988	$208,824	$874,195	$531,264
Royalty revenue	19,618	13,628	48,069	32,072

Total revenue	373,606	222,452	922,264	563,336
Cost of goods sold	151,701	95,688	388,290	251,392

Gross profit	221,905	126,764	533,974	311,944
Total operating expenses	157,318	81,833	365,133	217,712

Income from operations	64,587	44,931	168,841	94,232
Interest expense, net	452	468	1,112	1,698
Foreign currency income	(2,191)	(2,421)	(3,920)	(2,808)

Income before provision for income taxes	66,326	46,884	171,649	95,342
Provision for income taxes	27,295	19,094	67,897	40,209

Net income	39,031	27,790	103,752	55,133
Net income applicable to preference shareholders	7,032	5,990	21,227	11,884

Net income available for ordinary shareholders	$31,999	$21,800	$82,525	$43,249

Weighted average ordinary shares outstanding:
Basic	154,738,356	140,554,377	147,282,778	140,554,377
Diluted	193,583,954	179,177,268	186,780,461	179,177,268

Net income per ordinary share (1):
Basic	$0.21	$0.16	$0.56	$0.31
Diluted	$0.20	$0.16	$0.56	$0.31

Statements of Comprehensive Income:
Net income	$39,031	$27,790	$103,752	$55,133
Foreign currency translation adjustments	(1,345)	(2,342)	(6,999)	(895)

Comprehensive income	$37,686	$25,448	$96,753	$54,238

(1)	The calculation for basic earnings per ordinary share is based on net income available for ordinary shareholders divided by basic ordinary shares. The calculation for diluted earnings per share is based on net income divided by diluted shares.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

(Unaudited)

Schedule 2

	December 31, 2011	April 2, 2011
Assets
Current assets
Cash and cash equivalents	$105,668	$21,065
Receivables, net	88,762	80,081
Inventories	160,800	117,173
Deferred tax assets	11,589	7,322
Prepaid expenses and other current assets	29,509	19,757

Total current assets	396,328	245,398
Property and equipment, net	155,728	119,323
Intangible assets, net	14,552	15,796
Goodwill	14,005	14,005
Deferred tax assets	2,416	1,951
Other assets	7,330	3,022

Total assets	$590,359	$399,495

Liabilities and Shareholders’ Equity
Current liabilities
Revolving line of credit	$15,539	$12,765
Accounts payable	79,203	52,873
Accrued payroll and payroll related expenses	22,098	26,100
Accrued income taxes	10,338	18,701
Accrued expenses and other current liabilities	38,062	17,286

Total current liabilities	165,240	127,725
Note payable to parent	—	101,650
Deferred rent	39,123	29,381
Deferred tax liabilities	6,748	5,495
Other long-term liabilities	3,987	3,218

Total liabilities	215,098	267,469
Commitments and contingencies
Contingently redeemable ordinary shares	—	6,706

Shareholders’ equity
Convertible preference shares, no par value; 10,163,920 shares issued and outstanding at April 2, 2011.	—	—
Ordinary shares, no par value; 650,000,000 shares authorized, and 191,049,948 shares issued and outstanding at December 31, 2011, and 140,554,377 shares issued and outstanding at April 2, 2011.	—	—
Additional paid-in capital	193,188	40,000
Accumulated other comprehensive income (loss)	(2,966)	4,033
Retained earnings	185,039	81,287

Total shareholders’ equity	375,261	125,320

Total liabilities and shareholders’ equity	$590,359	$399,495

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

SUPPLEMENTAL INFORMATION FOR NON-GAAP MEASURES – CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

(Unaudited)

Schedule 3

Reconciliation of income from operations, as reported to income from operations, as adjusted

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Income from operations	$64,587	$44,931	$168,841	$94,232
Add back adjustment for one time charges:
Stock option expense	15,900	—	10,600	—
IPO fees	5,170	—	5,170	—
Employee stock option redemption - private placement	—	—	10,690	—

Income from operations, as adjusted	$85,657	$44,931	$195,301	$94,232

Reconciliation of net income, as reported to net income, adjusted

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011

Net income	$39,031	$27,790	$103,752	$55,133
Add back adjustment for one time charges:
Stock option expense	15,900	—	10,600	—
IPO fees	5,170	—	5,170	—
Employee stock option redemption - private placement	—	—	10,690	—
Less tax benefit on above	(6,543)	—	(8,421)	—

Net income, as adjusted	$53,558	$27,790	$121,791	$55,133

Weighted average ordinary shares outstanding:
Diluted	193,583,954	179,177,268	186,780,461	179,177,268

Net income per ordinary share, as adjusted:
Diluted	$0.28	$0.16	$0.65	$0.31

Use of Non-GAAP Financial Measures

In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), the Company provides non-GAAP operating results that exclude certain charges or credits such as transaction expenses related to the Company’s IPO, Stock option expense and other offering fees. These amounts are not in accordance with, or an alternative to, GAAP. The Company’s management believes that these measures provide investors with transparency by helping illustrate the underlying financial and business trends relating to the Company’s results of operations and financial condition and comparability between current and prior periods. Management uses the measures to establish and monitor budgets and operational goals and to evaluate the performance of the Company. Please see the “GAAP to Non-GAAP Reconciliation of Unaudited Consolidated Statements of Operations” tables that accompany this document for a full reconciliation the Company’s GAAP to non-GAAP results.

MICHAEL KORS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED SEGMENT DATA

(In thousands)

(Unaudited)

Schedule 4

	Three Months Ended		Nine Months Ended
	December 31, 2011	January 1, 2011	December 31, 2011	January 1, 2011
Revenue by Region:
North America (U.S. and Canada)	$343,432	$213,795	$843,902	$540,892
Europe	27,590	8,398	72,163	22,051
Other Regions	2,584	259	6,199	393

Total Revenue:	$373,606	$222,452	$922,264	$563,336

Revenue by Segment:
Net sales: Retail	$199,376	$109,067	$454,753	$248,706
Wholesale	154,612	99,757	419,442	282,558
Licensing	19,618	13,628	48,069	32,072

Total Revenue:	$373,606	$222,452	$922,264	$563,336

Income from Operations:
Retail	$34,711	$27,148	$87,892	$46,487
Wholesale	17,778	10,641	50,523	31,855
Licensing	12,098	7,142	30,426	15,890

Total Income from Operations	$64,587	$44,931	$168,841	$94,232

Adjusted Income from Operations*:
Retail	$41,889	$27,148	$96,125	$46,487
Wholesale	30,759	10,641	67,311	31,855
Licensing	13,009	7,142	31,865	15,890

Total Adjusted Income from Operations	$85,657	$44,931	$195,301	$94,232

*	Adjusted results reflect one-time items shown in Schedule 3.